SCHEDULE 14A
                                (Rule 14a-101)
                    INFORMATION REQUIRED IN PROXY STATEMENT
                           SCHEDULE 14A INFORMATION

                   Proxy Statement Pursuant to Section 14(a)
                    of the Securities Exchange Act of 1934

Filed by the Registrant  [ ]
Filed by a Party other than the Registrant  [x]

Check the appropriate box:
[x]  Preliminary Proxy Statement
[ ] Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
[ ]  Definitive Proxy Statement
[ ]  Definitive Additional Materials
[ ]  Soliciting Material Pursuant to Rule 14a-11(c) or Rule 14a-12

                       Kansas City Power & Light Company
               (Name of Registrant as Specified in Its Charter)

                         ADT Investments II, Inc.
 (Name of Person(s) Filing Proxy Statement, if Other Than the Registrant)

Payment of Filing Fee (Check the appropriate box):
[x]  No fee required.
[ ]  Fee computed on table below per Exchange Act Rules 14a-6(i)(1) and 0-11.

     (1) Title of each class of securities to which transaction applies:

     (2)  Aggregate number of securities to which transaction applies:

     (3) Per unit price or other underlying value of transaction computed pursuant to Exchange Act Rule 0-11:

     (4)  Proposed maximum aggregate value of transaction:

     (5)  Total fee paid:

[ ]  Fee paid previously with preliminary materials.

[ ] Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     (1)  Amount Previously Paid:

     (2)  Form, Schedule or Registration Statement No.:

     (3)  Filing Party:

     (4)  Date Filed:



                     [ADT Investments II, Inc. Letterhead]

                                                           June 12, 1997


Dear Fellow Shareholders:


               Your support is urgently needed to protect the investment you have in Kansas City Power & Light Company ("KCPL"). Your investment may be in danger because if and when KCPL merges with Western Resources, Inc. (together with its subsidiaries, "Western"), you will be a shareholder of Western. Certain actions being taken by Western may endanger the dividend you may receive as a holder of shares of Western common stock, $5.00 par value (the "Western Common Stock"). For this reason, we are communicating with you concerning Western's hostile offer (the "Western Hostile Offer") to acquire the outstanding shares of ADT Limited ("ADT") in exchange for cash and shares
of Western Common Stock.   ADT is the parent company of ADT Investments II,
Inc. ("ADT Investments II"). ADT Investments II is a holder of record of 100 shares of KCPL common stock that it acquired on or about April 9, 1997.

               As you are probably aware, KCPL has entered into a merger agreement with Western. The proposed stock-for-stock merger (the "Western Merger") of KCPL with Western has been approved by the respective boards of directors of KCPL and Western. The Western Merger is subject to a number of conditions, including among other things, regulatory approvals and the approval of the shareholders of each of KCPL and Western. As of the date hereof, neither KCPL nor Western has scheduled a special meeting of shareholders to seek the requisite shareholder approvals for the Western Merger.

               ADT Investments II believes that the Western Hostile Offer poses significant risks. ADT Investments II believes that these issues are also of importance to you because, if the Western Merger is consummated, you would become a Western shareholder. Western has described these risks in some detail in a Prospectus dated March 14, 1997 relating to the Western Hostile Offer, which was sent to ADT shareholders on or about March 17, 1997.
However, we do not believe that similar materials have been provided to you and, accordingly, you may not be fully aware of the significant risks that the Western Hostile Offer may create for you, as a possible future Western shareholder. Accordingly, ADT Investments II is sending you the enclosed proxy statement before the announcement of the special meeting for you to consider the Western Merger. In support of the Western Hostile Offer, Western has commenced litigation against ADT. Because Western has filed such litigation against ADT and commenced the Western Hostile Offer, ADT Investments II has interests which may conflict with the interests of other KCPL shareholders.

               WE ARE CIRCULATING THE ATTACHED PROXY STATEMENT TO YOU IN A PRELIMINARY FORM EVEN THOUGH KCPL HAS YET TO ANNOUNCE THE DATE OF THE SPECIAL MEETING TO CONSIDER THE WESTERN MERGER BECAUSE WE ARE CONCERNED ABOUT CERTAIN ACTIONS BEING TAKEN BY WESTERN. When KCPL announces the date of the special meeting to consider the Western Merger and the proposals to be considered at such special meeting, we may send you a revised proxy statement discussing these proposals in more detail and a proxy card to vote on these proposals.

               Enclosed you will find a preliminary proxy statement of ADT Investments II which describes the considered views of ADT Investments II on the Western Hostile Offer. We urge you to read this carefully. If you have any questions, please feel free to call our proxy solicitor, Kissel-Blake Inc., at 1-800-554-7733 (toll-free in the United States).


                                            Very truly yours,
                                            J. William Grant
                                            President



              PRELIMINARY PROXY STATEMENT (SUBJECT TO COMPLETION)
                           ADT INVESTMENTS II, INC.


                         NOTICE TO KCPL SHAREHOLDERS:
            ADT INVESTMENTS II, INC. IS SENDING THIS PROXY
            STATEMENT TO YOU IN A PRELIMINARY FORM EVEN THOUGH KCPL
            HAS YET TO ANNOUNCE THE DATE OF THE SPECIAL MEETING TO
                CONSIDER THE WESTERN/KCPL MERGER BECAUSE WE ARE
            CONCERNED ABOUT CERTAIN ACTIONS BEING TAKEN BY WESTERN
             RESOURCES, INC.  WHEN KCPL ANNOUNCES THE DATE OF THE
            SPECIAL MEETING TO CONSIDER THE WESTERN/KCPL MERGER AND
          THE PROPOSALS TO BE CONSIDERED AT THAT SPECIAL MEETING, ADT
          INVESTMENTS II, INC. MAY SEND YOU A REVISED PROXY STATEMENT DISCUSSING THESE PROPOSALS IN MORE DETAIL AND A PROXY CARD
                          TO VOTE ON THESE PROPOSALS.

      This proxy statement is being furnished by ADT Investments II, Inc. ("ADT Investments II"), a Delaware corporation and a wholly owned subsidiary of ADT Limited ("ADT"), a Bermuda corporation (ADT, together with its subsidiaries, the "ADT Group"), to our fellow shareholders of Kansas City Power & Light Company (together with its subsidiaries, "KCPL"). ADT Investments II is a holder of record of 100 shares of the common stock of KCPL, without par value (the "KCPL Common Stock") that it acquired on or about April 9, 1997.


      As you are probably aware, KCPL has entered into a merger agreement with Western Resources, Inc. ("Western"). The proposed stock-for-stock merger (the "Western Merger") of KCPL with Western has been approved by the respective boards of directors of KCPL and Western. The Western Merger is subject to a number of conditions, including among other things, regulatory approvals and the approval of the shareholders of each of KCPL and Western. As of the date hereof, neither KCPL nor Western has scheduled a special meeting of shareholders to seek the requisite shareholder approvals for the Western Merger.


      As described in more detail below, Western has launched a hostile offer to acquire the shares of ADT for a combination of cash and Western common stock with a maximum stated value of $22.50 per ADT common share (the "Western Hostile Offer"). ADT Investments II believes that the Western Hostile Offer poses significant risks for Western shareholders. ADT Investments II believes that these issues are also of importance to you because, assuming consummation of the Western Merger, you would become a Western shareholder. Accordingly, ADT Investments II is filing this proxy statement in order to assure that it will be free to communicate directly with you during the pendency of the Western Hostile Offer. In support of the Western Hostile Offer, Western has commenced litigation against ADT. Because Western has filed such litigation against ADT and commenced the Western Hostile Offer, ADT Investments II has interests which may conflict with the interests of other KCPL shareholders.


      Depending upon the actions taken by Western in connection with the Western Hostile Offer, ADT Investments II reserves the right to solicit proxies at any special meeting of KCPL shareholders to consider the Western Merger and any adjournment or postponements thereof. Alternatively, ADT Investments II may determine not to solicit proxies and may withdraw this proxy statement.


      This proxy statement is first being mailed to KCPL shareholders on or about June 12, 1997. If ADT Investments II determines to solicit proxies for use at a special meeting of KCPL shareholders to consider the Western Merger, ADT Investments II intends to amend this proxy statement and to furnish such amended proxy statement in definitive form, together with a form of proxy, to KCPL shareholders. Any such proxy solicited may be revoked as to all matters at any time prior to the time a vote is taken by filing a later dated written revocation, by submitting a duly executed proxy bearing a later date, or by attending and voting at any such special meeting of KCPL shareholders in person.

      IMPORTANT: ADT Investments II is not currently asking you for a proxy and you are requested not to send us a proxy.


Background

      According to Amendment No. 9 to Western's Schedule 13D with respect to ADT filed with the Securities and Exchange Commission (the "SEC") on December 18, 1996, Western is currently the beneficial owner of 38,287,111 Common Shares (including 14,115 shares issuable upon exchange of 500 Liquid Yield Option[Trademark] Notes. As of April 18, 1997, this constituted approximately 24.9% of the total number of ADT common shares then issued and outstanding.

      On December 18, 1996, Western notified ADT of its intention to file with the SEC a preliminary prospectus for the Western Hostile Offer. On December 18, 1996, Western also filed a notice with ADT to requisition a special general meeting of ADT's shareholders (the "ADT Special Meeting") to consider proposals of Western Resources to remove the entire ADT board of directors (the "ADT Board") and replace it with two of Western's own employee nominees (the "Western Proposals"). On January 6, 1997, the ADT Board met to consider the Western Proposals and the Western Hostile Offer and set the date for the ADT Special Meeting for July 8, 1997.

      On March 3, 1997, the ADT Board unanimously determined that the Western Hostile Offer was inadequate.


      On March 17, 1997, ADT announced that it had entered into a business combination (the "Tyco Transaction") with Tyco International Ltd. ("Tyco") that initially valued each ADT common share at $29 per share. Based on the closing price per share of Tyco common stock of $63.25 as of June 10, 1997, the current value per ADT common share in the Tyco Transaction is approximately $30.44.


      On March 17, 1997, Western commenced the Western Offer and stated that it had mailed a prospectus regarding the Western Hostile Offer and a proxy statement regarding the Western Proposals to holders of ADT Common Shares.

Why We Believe You Should Be Concerned About the Western Hostile Offer as a Possible Future Shareholder of Western


               * * *   CONTINUED INTERFERENCE BY WESTERN   * * *
                 MANAGEMENT WITH THE ADT/TYCO MERGER MAY COST
                 WESTERN HUNDREDS OF MILLIONS IN LOST PROFITS

* The current maximum stated value of the Western Hostile Offer is only $22.50 per ADT common share. This is significantly below the current value per ADT common share in the Tyco Transaction.
     Based on the closing price per share of Tyco common stock of $63.25 as of June 10, 1997, the current value per ADT common share in the Tyco Transaction is approximately $30.44 -- and Western is offering a maximum of $22.50 per ADT common share. The Board of Directors of ADT has unanimously determined that the maximum stated value of the Western Hostile Offer is inadequate.

* Western currently owns 38,287,111 ADT common shares, which it acquired at an average price of $15.40. At current trading levels of ADT common shares, Western has already realized a profit on paper on its investment in ADT in excess of $580 million.

* If Western's management continues to pursue the Western Hostile Offer instead of supporting the Tyco Transaction, Western not only risks losing the ability to realize paper profits in excess of $580 million on its investment in ADT, but also risks creating greater uncertainty concerning Western's financial condition and its ability to continue to pay dividends at current levels.

* Rather than supporting the Tyco Transaction and realizing a profit for Western's shareholders, Western's management has embarked on a misguided and expensive campaign opposing the Tyco Transaction. Western's management has:

     *   commenced lawsuits challenging the Tyco Transaction; and

     * made statements to participants in the securities markets concerning supposed problems with the Tyco Transaction.

     We do not believe for one minute that Western will be successful in its effort to interfere with the Tyco Transaction. Yet, if these actions were somehow successful in stopping the Tyco Transaction, Western's management would have prevented Western from receiving profits in excess of $580 million. We find it difficult to fathom why the management of Western would deliberately spend Western's shareholders' money to oppose the Tyco Transaction when this appears to us to be so contrary to the interests of Western and its shareholders.

* By allowing management to pursue this baffling course of conduct, Western's Board of Directors is jeopardizing an opportunity to realize a substantial profit that should be welcome news for Western. We believe that in order to fulfill its duty to Western's shareholders, the Board of Directors of Western should realize this profit opportunity. We fail to understand why Western's Board would allow Western to run up expenses opposing the Tyco Transaction when the transaction offers huge profits to Western.

* In our view, rather than opposing the Tyco Transaction and running the risk of losing a large profit, Western's management should be supporting the Tyco Transaction and protecting Western's profits
     -- which are ultimately Western's shareholders' profits. These funds could be used by Western to pay down debt, increase
     Western's dividend or perhaps even reduce utility rates. Western's support for the Tyco Transaction would also eliminate concerns in the marketplace about the substantial earnings dilution to Western's shareholders that would likely result from an acquisition of ADT by Western.

     * * *   WESTERN HOSTILE OFFER POSES SIGNIFICANT   * * *
                 RISKS FOR WESTERN SHAREHOLDERS

* We believe that the Western Hostile Offer poses significant risks for Western and for shareholders of Western. Western has described these significant risks in some detail in a Prospectus dated March 14, 1997 (the "Western Prospectus") relating to the Western Hostile Offer, which was distributed to ADT shareholders on or about March 17, 1997. However, you may not be fully aware of the significant risks to Western shareholders posed by the Western Hostile Offer. An excerpt from the Western Prospectus describing these significant risks to Western and Western shareholders is attached hereto as Schedule A.

* Among the significant risks facing Western described in the Western Prospectus are:

     * the uncertainty of Western's ability to maintain its past practice with respect to the payment of dividends if the Western Hostile Offer were successful;


     * the dilutive effect of the Western Hostile Offer on Western's reported earnings per share in the short term;

     * the fact that the Western Hostile Offer may have a negative effect on Western's financial strength and debt rating; and


     * the uncertainty of deregulation in the electric utility industry (including, among other things, stranded costs) and, in connection with the Western Hostile offer, Western's ability to market together energy and security services on a national basis.

          * * *   IF WESTERN WERE TO OPPOSE THE ADT/TYCO   * * *
         MERGER BY INCREASING ITS HOSTILE OFFER, THE CONSEQUENCES
               COULD BE EVEN WORSE FOR WESTERN SHAREHOLDERS

* At the current value per ADT common share in the Tyco Transaction, the aggregate difference to ADT shareholders between the actual value of the Tyco Transaction and the maximum stated value of the Western Hostile Offer exceeds $1,400,000,000 -- or more than 70% of the total market value of Western's outstanding common stock.

* We believe that, even at the current maximum stated value of $22.50, the Western Hostile Offer poses significant risks for Western and for Western shareholders. If Western's management continues to pursue the Western Hostile Offer, in order to be competitive with the Tyco Transaction, Western would have to substantially increase the consideration being offered to ADT shareholders. This would necessarily involve Western's either issuing substantially more shares of Western common stock (further diluting Western's shareholders' investment in Western) or incurring substantially more debt (further weakening Western's financial condition and its debt rating), or some combination of the two.

         * * *   IS WESTERN MANAGEMENT WORKING TO INCREASE   * * *
                  VALUE FOR FUTURE WESTERN SHAREHOLDERS?

* You should be aware that KCPL's management has tried to prevent ADT Investments II from communicating with you by repeatedly relying on state law to refuse ADT Investments II's demand for a complete list of KCPL shareholders. See "Miscellaneous -- Certain Litigation". Ultimately, ADT Investments II had to get a court order compelling KCPL to provide this information in order to be able to communicate with you and to apprise you of the significant risks that we believe are likely to result from the present course of action being pursued by Western's management.

* Under present management, Western's share price has languished during a period of sustained growth in the U.S. equity markets, including the S&P Utilities Index. The following chart compares the three-year relative total shareholder return among ADT, Tyco, Western, the S&P 400 and the S&P Utilities for the period May 30, 1994 through May 30, 1997:(1)

     Chart comparing three-year relative total shareholder return with the following data points:


                                 5/30/94       5/30/97
                                ---------    ----------

           ADT                     100            298.7
           Tyco                    100            277.6
           S&P 400                 100            199.8
           S&P Utilities           100            145.9
           Western                 100            138.0


_______________
(1) Source: Lotus OneSource. Total shareholder return is based on a stock price which has been adjusted for stock splits, stock dividends, cash dividends and cash equivalents and is calculated assuming reinvestment of the dividend at the closing price on the date before the ex-dividend trading date.


* Western's management, in its recently issued 1996 annual report to stockholders, proclaims that its "vision" for Western will be attained "by adding value." Over the past three years, however, this same team has failed to add much value to Western's shareholders' investment in Western -- achieving lackluster shareholder returns relative to the U.S. equity markets, increasing borrowings and suffering a downgrade in debt rating. Indeed, the consummation of Western's announced merger with KCPL is still uncertain since, among other things, it requires regulatory approval as well as approval of the shareholders of each of Western and KCPL. We note that, on May 16, 1997, two midwestern utilities, Northern States Power Co. and Wisconsin Energy Corp., announced the termination of their planned merger citing unexpected regulatory complications which they had encountered. Although we have no knowledge that any regulators have raised issues concerning the Western/KCPL merger, such merger is subject to review by the Federal Energy Regulatory Commission and Western itself has stated that there can be no assurance that such approval will be obtained.

* We note that Western has announced that special meetings of Western and KCPL shareholders to consider the Western/KCPL merger will not be held until late summer or early fall of this year. We question why it is taking so long to hold the shareholder meetings if the Western/KCPL merger will create value for KCPL shareholders as KCPL's management has stated. Under Missouri law as it currently stands, a two-thirds vote of KCPL shareholders would be required to approve the Western/KCPL merger. However, a bill recently passed by the Missouri legislature, which becomes effective on August 28th of this year, may reduce this requirement to a simple majority. Perhaps you should ask your Board of Directors and management if they have delayed the shareholder vote to take advantage of this change in Missouri law.




           * * *   DEREGULATION ALREADY CREATES DIVIDEND   * * *
           UNCERTAINTY -- DO YOU AS A FUTURE WESTERN SHAREHOLDER
                             REALLY NEED MORE?


* While Western has disclosed in the Western Prospectus that it believes that any legislative or regulatory plan adopted in connection with deregulation of the electric utility industry would include a plan for recovery of stranded costs, this may not, in fact, be the case. Western cites several state proposals that would permit varying degrees of recovery of stranded costs. You should be aware, however, that at least one electric utility announced earlier this year that it had suspended its dividends because of financial pressures resulting from, in part, the uncertainties caused by an order by New Hampshire utility regulators to deregulate the electric utility industry.

* Western already faces substantial uncertainty in its core utility business as a result of the possibility of deregulation of the electric utility industry and the threat of increased competition to the stability of its utility earnings. Western acknowledges that this anticipated increased competition may in the future reduce its earnings in its core utility business. Given all of the uncertainty surrounding deregulation, we do not believe it is in the interest of Western's shareholders to have Western's management pursuing transactions such as the Western Hostile Offer that are likely to only create greater uncertainty and additional risks for Western's shareholders.




      WE BELIEVE WESTERN'S CURRENT LEVEL OF DIVIDENDS IS AT RISK IF IT CONTINUES TO PURSUE THE WESTERN HOSTILE OFFER.

      IF, AS A FUTURE WESTERN SHAREHOLDER, YOU ARE ALSO CONCERNED, YOU SHOULD EXPRESS YOUR CONCERNS TO THE MANAGEMENT AND BOARD OF KCPL AND LET THEM KNOW THAT YOU WANT THEM TO ACT IN A MANNER TO PROTECT YOUR BEST INTERESTS.


Security Ownership of Certain Beneficial Owners and KCPL Management

      The following table sets forth certain information, as of April 11, 1997, with respect to beneficial ownership of KCPL Common Stock (determined in accordance with Rule 13d-3 under the Securities Exchange Act of 1934, as amended (the "Exchange Act")) of each of KCPL's directors, the named executive officers, and all directors and officers at such time as a group. This information has been taken from KCPL's proxy statement dated April 11, 1997 for its 1997 Annual Meeting of Shareholders. ADT Investments II takes no responsibility for the accuracy or completeness of this information.

                                                  Amount and Nature of
Name of Beneficial Owner                          Beneficial Ownership(1)
------------------------                          --------------------

Bernard J. Beaudoin                                       30,130(2)
David L. Bodde                                             1,655
William H. Clark                                           1,390
Robert J. Dineen                                           1,968
Arthur J. Doyle                                           17,938(3)
W. Thomas Grant II                                           968
Marcus Jackson                                            21,611(2)
A. Drue Jennings                                          74,430(2)
George E. Nettels, Jr.                                     8,852(4)
Linda Hood Talbott                                         4,250
Ronald G. Wasson                                          21,393(2)
Robert H. West                                             2,860(5)
J. Turner White                                           17,620(2)
All officers and directors as a group (24 persons)       309,494(2)

_________________
(1) Shares of the KCPL Common Stock owned by any director or officer and by the directors and officers as a group is less than 1% of such stock. Unless otherwise specified, each director and named executive officer has sole voting and sole investment power with respect to the shares indicated.

(2) Includes shares held pursuant to KCPL's Employee Savings Plus Plan. Also includes exercisable non-qualified stock options granted under the Long-Term Incentive Plan in the following amounts: Jennings, 54,375; Beaudoin, 27,188; Jackson, 18,500; Wasson, 17,188; and White,
    15,750.

(3) The nominee disclaims beneficial ownership of 200 shares reported which are owned by nominee's wife.

(4) The nominee disclaims beneficial ownership of 3,400 shares reported which are owned by nominee's wife.

(5) The nominee disclaims beneficial ownership of 1,200 shares reported which are held by nominee's wife as custodian for minor children.


Miscellaneous

Outstanding Voting Shares

               Based on KCPL's filings with the SEC, as of the close of business on April 8, 1997, there were outstanding and entitled to vote 61,895,819 shares of KCPL Common Stock.

Voting Procedures

               Each share of outstanding KCPL Common Stock is entitled to one vote with respect to each matter to be voted upon.

Solicitation

       If ADT Investments II determines to solicit proxies at a special meeting of KCPL shareholders, such proxies may be solicited by mail, advertisement, telephone or facsimile and in person. ADT Investments II would bear the costs of this solicitation. Solicitations may also be made by certain directors, officers or employees of ADT Investments II and its affiliates by telephone, telecopy or personal contact. These individuals would receive no additional compensation for these solicitation services.

       ADT Investments II has retained Kissel-Blake Inc. ("Kissel-Blake") at estimated fees of not more than $360,000, plus reasonable out-of-pocket expenses, to participate in this solicitation. ADT Investments II also has agreed to indemnify Kissel-Blake against certain liabilities and expenses. ADT Investments II has been informed that, if ADT Investments II determines to solicit proxies, approximately 35 employees of Kissel-Blake would be involved in the solicitation of KCPL's shareholders on behalf of ADT Investments II. ADT Investments II will also reimburse brokers, fiduciaries, custodians and other nominees, as well as persons holding stock for others who have the right to give voting instructions, for reasonable out-of-pocket expenses incurred in forwarding this proxy statement and related materials to beneficial owners of the KCPL Common Stock.

Shareholder Proposals for 1998 Annual Meeting of Shareholders

       Proposals of shareholders intended to be presented at KCPL's 1998 Annual Meeting of Shareholders be received by KCPL's Corporate Secretary's Office on or before December 12, 1997, for consideration for inclusion in the proxy statement and form of proxy relating to that meeting.

Certain Information Regarding the ADT Group

       ADT Investments II is a holder of record of 100 shares of KCPL Common Stock. No other entity that is a part of the ADT Group holds any shares of KCPL Common Stock.

       In addition to ADT Investments II's status as a KCPL shareholder, the
ADT Group has an interest in the outcome of the Western Hostile Offer.   The
ADT Board has rejected the Western Hostile Offer as inadequate and not in the best interests of either ADT or its shareholders. After the announcement of the Western Hostile Offer, ADT entered into the Tyco Transaction on terms that were approved by the ADT Board. The ADT Board believes that the Tyco Transaction represents a superior alternative for the shareholders of ADT than the Western Hostile Offer.

       Notwithstanding the interest of the ADT Group in the outcome of the Western Hostile Offer, we believe that the views we have expressed in this proxy statement are those that would be of concern to, and should be considered by, any reasonable KCPL shareholder in such shareholder's capacity as a possible future Western shareholder.

Certain Litigation




       On April 10, 1997, ADT Investments II served a demand on KCPL, pursuant to Section 351.215 of the Missouri General and Business Corporation Law and
Article VIII of KCPL's By-Laws, that certain corporate books and records, including, inter alia, a complete record or list of shareholders of KCPL as of a recent date, be made available for inspection by ADT Investments II, or that copies be delivered to ADT Investments II's agents for inspection. By letter dated April 14, 1997, KCPL refused ADT Investments II's demand.

       On May 9, 1997, ADT Investments II filed a petition for a writ of mandamus in the Circuit Court of Jackson County, Missouri (the "Missouri Court") seeking an order that KCPL comply with ADT Investments II's demand.
On May 12, 1997, ADT Investments II filed an amended petition with the Missouri Court naming an additional defendant. On May 13, 1997, the Missouri Court conducted a hearing and, on May 14, 1997, the Missouri Court issued an order directing KCPL to produce to ADT Investments II's attorneys on May 14, 1997 the information sought in the amended petition, including a complete list of the record holders of KCPL Common Stock. On May 14, 1997 KCPL furnished this information to ADT Investments II.



                                  SCHEDULE A
                             WESTERN RISK FACTORS

               The following information, which was prepared by Western, is taken directly from the Prospectus dated March 14, 1997 (the "Western Prospectus") forming part of Amendment No. 4 to the Registration Statement on Form S-4 dated March 14, 1997 (the "Western S-4"). No authority has been sought or received to quote from, or refer to, the Western S-4. While ADT Investments II has reproduced all of the risk factors from the Western Prospectus in this Schedule A, neither ADT nor ADT Investments II is affiliated with either Western or KCPL. Information concerning Western and KCPL which has not been made public is not available to ADT Investments II. Although neither ADT nor ADT Investments II has any knowledge that would indicate that statements relating to Western or KCPL in the following risk factors discussion are inaccurate or incomplete, ADT Investments II was not involved in the preparation of such information and statements and, for the foregoing reasons, is not in a position to verify any such information or statements.

                                 "RISK FACTORS

      "In addition to the other information in this Prospectus, the following are certain factors that should be considered by ADT Shareholders in evaluating the Offer and an investment in Western Resources Common Stock. This Prospectus contains forward-looking statements that involve risks and uncertainties. Western Resources' actual results may differ significantly from the results discussed in the forward looking statements. Factors that might cause such differences are discussed below.

"Regulatory Uncertainties; Changing Regulatory Environment; Approval of the KCPL Merger

      "Electric and natural gas utilities have historically operated in a rate-regulated environment. Federal and state regulatory agencies having jurisdiction over the rates and services of Western Resources and other utilities are in the process of initiating steps that are expected to result in a more competitive environment for utilities services. Increased competition may create greater risks to the stability of utility earnings. In a deregulated environment, formerly regulated utility companies that are not responsive to a competitive energy marketplace may suffer erosion in market share, revenues and profits as competitors gain access to their service territories. This anticipated increased competition for retail electricity sales may in the future reduce Western Resources' earnings in its formerly regulated businesses.

      "In addition, Western Resources' plan to market together energy and security services is dependent upon the pace of deregulation. While it is impossible to predict with certainty the time period in which such deregulation will occur, if at all, Western Resources presently anticipates that such deregulation will occur prior to the end of 1999. However, if deregulation fails to occur or does not occur as quickly as may be expected, Western Resources may be hindered in its ability to market energy and security services and such hindrance may negatively impact Western Resources' future earnings and cash flows.

      "ADT Shareholders should consider that through ownership of Western Resources Common Stock they will participate in the vicissitudes of the evolving electric and natural gas utility industries and the deregulation thereof. There can be no assurance that future regulatory and legislative initiatives will not constrain Western Resources' efforts to market together energy and security services.

      "In addition, consummation by Western Resources of the KCPL Merger requires the approval of certain regulatory authorities, including the FERC. Western Resources currently contemplates that the KCPL Merger could be completed in the first half of 1998; however, there can be no assurance that it will have received all requisite regulatory approvals prior to such time. Nor can there be any assurance that the KCPL Merger will be consummated or, if consummated, that it will occur by the first half of 1998.

"Stranded Costs

      "The term "stranded costs" as it relates to capital intensive utilities has been defined as the carrying costs associated with property, plant and equipment and other regulatory assets in excess of the level which can be recovered in the competitive market in which the utility operates. Regulatory changes, including the introduction of competition, could adversely impact Western Resources' ability to recover its costs in these assets. Based upon its current evaluation of the various factors and conditions that are expected to impact future cost recovery, Western Resources believes that recovery of these costs is probable. However, there can be no assurance that such recovery will occur as the effect of competition and the amount of regulatory assets which could be recovered in a competitive environment cannot be predicted with any certainty at this time.

      "The staff of the KCC has testified in Western Resources' electric rate proceeding in 1996 that "stranded costs" are not presently quantifiable. Western Resources, KCPL and ONEOK, collectively, have assets of approximately $10.7 billion, including regulatory assets aggregating approximately $1.1 billion (10.3% of total combined assets). Of this amount, $166 million is attributable to ONEOK, primarily related to take-or-pay settlements entered into with natural gas suppliers. ONEOK has disclosed that this regulatory asset is being recovered, pursuant to an order from the OCC, from a combination of a customer surcharge and transportation revenues. ADT Shareholders should note, however, that Western Resources will acquire only a 9.9% common equity ownership interest in ONEOK as a result of Western Resources' proposed strategic alliance with ONEOK. Western Resources' potential risk with respect to ONEOK's exposure would therefore be limited to its equity ownership in ONEOK. Finally, unlike the electric utility industry which is in the infant stages of deregulation, the natural gas distribution industry, in which ONEOK is a participant, has already experienced significant deregulation, thereby reducing the risk that stranded costs will occur.

      "Regulatory assets of Western Resources include approximately $300 million relating to the acquisition premium paid in Western Resources' acquisition of KGE in 1992, which is currently being recovered pursuant to an order from the KCC, as well as a receivable for income tax benefits flowed through to Western Resources' customers, debt issuance costs, deferred post employment/retirement benefits and deferred contract settlement costs. Regulatory assets of KCPL include approximately $126 million at December 31, 1996 for recoverable future income taxes and a receivable from customers for income tax benefits which have been flowed-through to customers.

      "Finally, Western Resources' ability to fully recover its utility plant investments in, and decommissioning costs for, generating facilities, particularly its 47% ownership interest in Wolf Creek, may be at risk in a competitive environment. This risk will increase as a result of the KCPL Merger as KCPL also presently owns a 47% undivided interest in Wolf Creek. Amounts associated with Western Resources' recovery of environmental remediation costs and long-term fuel contract costs cannot be estimated with any certainty, but also represent items that could give rise to "stranded costs" in a competitive environment. In the event that Western Resources was not allowed to recover any of its "stranded costs," the accounting impact would be a charge to its results of operations that would be material.

      "Certain states, including California, have either adopted rules or are considering rules to address stranded costs, most of which provide for the opportunity to recover stranded costs. Proposals in Connecticut, Illinois, Maine, Massachusetts, Michigan and other states have been introduced that all permit varying degrees of recovery of stranded costs, most allowing for recovery during defined interim periods for all prudently incurred costs. The Kansas legislature is presently reviewing potential proposals, but has not advanced any specific plan. Western Resources believes any legislative or regulatory plan adopted would, consistent with other state plans and the rules adopted by the FERC, include a plan for recovering stranded costs.

"Business Plan; Difficulty of Integrating Energy and Security Business

      "As deregulation in the electric and natural gas utilities industries continues, Western Resources believes that a provider that can market additional services with energy-related services to provide customer convenience will have a market advantage. Western Resources has developed its strategy to expand its business in the deregulated marketplace and has identified the security business as a high growth industry with a product that can be marketed with energy. There can, however, be no assurance that Western Resources' business plan to market together energy and security services will be successful. The fact that Western Resources' business plan involves a market that is as yet undeveloped makes uncertain the extent to which a viable market for marketing energy and security will develop at all.

      "To date, Western Resources has committed substantial capital and human resources to the security industry through Westar Security and the recent acquisition of Westinghouse Security. However, obtaining control of ADT would significantly increase the relative amount of management time and resources that Western Resources allocates to its security business. There can be no assurance that this added commitment will result in continued growth or profitability in Western Resources' security business. There can also be no assurance that Western Resources will be able to integrate successfully the operations of its existing security business with ADT. Difficulties of such assimilation will include the coordination of security operations and the integration of personnel.

"Comparatively Slower Growth than ADT

      "Western Resources' growth has historically been slower than ADT's as such growth has been limited to the growth of Western Resources' customer base within its franchised service territory. During the past few years Western Resources' electric sales have grown at an annual rate of approximately 4%. Prior to deregulation, the only opportunity for utilities to experience significant growth was through business combinations with other regulated utilities. Such combinations presented growth opportunities within a finite market. As the energy industry deregulates, Western Resources believes that its combination of security with energy will provide Western Resources with an opportunity to achieve higher growth than could be expected in the historically regulated energy market. However, there can be no assurance that such growth will occur.

"The Exchange Ratio

      "In considering whether to tender their Shares to Western Resources pursuant to the Offer, ADT Shareholders should consider that, depending on the price of Western Resources Common Stock prior to the Expiration Date, there may be certain circumstances in which the Stock Consideration paid to ADT Shareholders may be less than $12.50 in Western Resources Common Stock. Pursuant to the Offer, each Share will be exchanged for $10.00 net in cash and $12.50 of Western Resources Common Stock as long as the Western Resources Average Price is $29.75 or higher. If the Western Resources Average Price is less than $29.75, each Share will be exchanged for $10.00 net in cash and less than $12.50 in Western Resources Common Stock. ADT Shareholders should be aware that depending upon the Western Resources Average Price, the Offer Consideration paid per Share may be less than $22.50 and, depending upon the per Share price immediately prior to the Expiration Date, may represent a discount to the price per Share at the Expiration Date.

"Effect of the Offer and the Amalgamation on Western Resources' Financial
Status

      "Expansion into the high growth security business presents financial risks to Western Resources. Western Resources' earnings and cash flow may experience increased volatility due to additional business risks. Such risks include possible slower than expected growth in the security business, competitive pressures on prices and changes in technology.

      "The Offer and the Amalgamation are expected to have a dilutive effect on Western Resources' reported earnings per share in the short term due to the amortization of goodwill. There can also be no assurance that the Offer and Amalgamation will not have a negative impact on Western Resources' financial strength or debt rating, including its ability to raise capital in the future. Following public announcement of Western Resources' proposal to merge with KCPL, debt of Western Resources was placed on CreditWatch with negative implications, a practice that Western Resources believes is standard with respect to companies involved in an announced merger proposal. Since public announcement of the Offer, Standard and Poors has downgraded the credit rating on Western Resources' senior secured debt from A- to BBB+. Moody's has placed Western Resources' debt on review for possible downgrade following public announcement of the Offer, but continues to rate Western Resources First Mortgage Bonds A3. Western Resources does not believe that these changes in its credit rating will materially and adversely impact the business and operations of Western Resources following the Offer and the Amalgamation. However, such changes may increase Western Resources' cost of capital on additional borrowings.

"Certain Debt Instruments of ADT Operations

      "It is Western Resources' current view that satisfaction of the ADT Shareholder Approval Condition and the consummation of the Offer will (i) enable the holders of certain debt instruments of ADT Operations to require repurchase of the securities outstanding thereunder by ADT Operations and (ii) result in the acceleration of certain credit facilities currently available to ADT Operations. See "The Offer -- Source and Amount of Funds." According to ADT's Quarterly Report on Form 10-Q for the quarter ended September 30, 1996, the total amount of outstanding debt of ADT Operations under which satisfaction of the ADT Shareholder Approval Condition could constitute a change of control was approximately $1 billion. Since it does not presently appear to be financially attractive for the holders of such debt to require the repurchase of their securities, or to accelerate credit facilities of ADT Operations, Western Resources does not currently believe that these obligations present a material risk to the liquidity of Western Resources following consummation of the Offer and the Amalgamation. Should interest rates increase, however, it may become more financially attractive for certain debt holders of ADT Operations to require the repurchase of their securities, or to accelerate credit facilities of ADT Operations. LYONS are exchangeable for Shares and such exchange could thereby potentially have a dilutive impact on, among other things, earnings per share. See "Notes to Unaudited Pro Forma Combined Financial Information."

"Financing of the Offer and the Amalgamation

      "Western Resources has received a letter from Chase Manhattan Bank and Chase in which they state that they are highly confident that they can arrange credit facilities in the amount necessary to fund payment of the Cash Consideration with Chase Manhattan Bank and other lenders. Their view is based, among other things, upon their review of the terms of the Offer, their understanding of Western Resources and public information regarding ADT, and current conditions in the banking and syndicated loan markets, and such view is subject to certain customary conditions. See "The Offer--Source and Amount of Funds." There can be no assurance, however, that Chase Manhattan Bank and Chase will be able to arrange the credit facilities necessary to fund payment of the Cash Consideration. Definitive documentation with respect to such credit facilities has not yet been negotiated. There can be no assurance that such documentation, if definitively negotiated, will not contain restrictions on Western Resources' ability to pay dividends.

"Future Dividends on Western Resources Common Stock

      "Although Western Resources does not currently anticipate any significant change with respect to its dividend practice as a result of the Offer or the Amalgamation, assuming that Western Resources' dividend remains at or above the level of its current annual indicated dividend, Western Resources presently expects that its dividend pay-out ratio will increase to approximately 100% in the first full year following consummation of the Amalgamation and will decline to approximately 75% by the third year following the Amalgamation. Assuming consummation of the Amalgamation and the KCPL Merger, Western Resources' forecasted dividend pay-out ration will be approximately 120%, including transaction costs of the KCPL Merger charged to income following consummation of the KCPL Merger, or 100%, excluding such transaction costs, in the first full year following the Amalgamation and will decline to approximately 80% by the third year following the Amalgamation. Over the past five years, Western Resources' dividend pay-out ratio has averaged approximately 77%.

      "On a pro forma combined basis assuming completion of the Offer, the Amalgamation and the KCPL Merger, pro forma combined earnings plus depreciation, amortization and restructuring and non-recurring charges for the year ended December 31, 1995 and the nine months ended September 30, 1996 would have been approximately $691,000,000 and $609,000,000, respectively. On a pro forma combined basis assuming completion of the Offer, the Amalgamation and the KCPL Merger, approximately 190,000,000 shares of Western Resources Common Stock would have been outstanding during the year ended December 31, 1995 and the nine months ended September 30, 1996, in which case the total amount of cash required to pay Western Resources' annual indicated dividend of $2.10 would have been approximately $400,000,000 and $300,000,000 for the twelve and nine months, respectively. Based on publicly available information, on a pro forma combined basis assuming completion of the Offer, the Amalgamation and KCPL Merger, pro forma combined capital expenditures for the year ended September 30, 1996, respectively, would have been approximately $636,000,000 and $462,000,000. Historical pro forma combined earnings plus depreciation, amortization and restructuring and non-recurring charges and historical pro forma combined capital expenditures do not necessarily reflect future pro forma combined operating cash flows and future pro forma combined capital expenditures. If, however, future pro forma combined operating cash flows and future pro forma combined capital expenditures are similar to historical pro forma combined earnings plus deprecation, amortization and restructuring and non-recurring charges and historical pro forma combined capital expenditures, there can be no assurance that Western Resources will be able, after paying dividends consistent with historical levels, to maintain capital expenditures at historical levels without moderating their timing or amount, or from time to time funding such capital expenditures through external financing. See "Reasons for the Offer--Offer Premium and Dividend Impact."

      "In the future, the Western Resources Board will set annual dividend payments at amounts which are determined to be reasonable and consistent with Western Resources' long-term strategy. However, there can be no assurance that Western Resources will maintain its past practice with respect to the payment of dividends since the declaration of future dividends will depend upon Western Resources' future earnings, the financial condition of Western Resources and other factors.

"Certain Tax Consequences of the Offer and the Amalgamation

      "The exchange of Shares for cash and Western Resources Common Stock pursuant to the Offer and the Amalgamation will be a taxable transaction for U.S. federal income tax purposes and may also be taxable under applicable state, local and foreign tax laws. See "The Offer--Certain Federal Income Tax Consequences." ADT Shareholders should be aware that depending upon, among other things, their particular facts and circumstances, including their basis in Shares and tax status, the value of the after-tax proceeds that they receive in the Offer and the Amalgamation may be less than $22.50. Each ADT Shareholder is urged to, and should, consult such holder's own tax advisor with respect to the specific tax consequences of the Offer and the Amalgamation to such holder."